Filed by Golub Capital Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

On February 12, 2019, Golub Capital Investment Corporation (“GCIC”) held a conference call to discuss GCIC's financial results for the quarter ended December 31, 2018. The conference call contained information regarding the proposed acquisition (the "merger") of GCIC by Golub Capital BDC, Inc. ("GBDC"). The following is an excerpt from the transcript of GCIC's February 12, 2019 conference call discussing the merger.

GREGORY ROBBINS: We remain very excited about the pending merger. To refresh your recollection, we discussed on our last earnings call eight reasons we believe the merger with GBDC is compelling for GCIC. Let me quickly walk through those eight reasons.
First, GCIC shareholders would receive 0.865 shares of GBDC per share of GCIC in the proposed transaction. Based on the closing price of GBDC shares in November 26, 2018, the fixed exchange ratio offers GCIC stockholders a 7.05% premium to GCIC's September 30, 2018 NAV per share.

Second, because the transaction would be accretive to GBDC’s NAV per share, the transaction offers the potential for additional value creation assuming GBDC continues to trade at the approximately 15% premium to NAV that GBDC has traded on average over the past three years.

Three, the combination of GBDC and GCIC would create the fourth largest externally managed, public traded BDC by assets based on the fair value of the holdings of each company as of September 30, 2018.

Four, the increased market cap of GBDC following the merger is anticipated to deliver benefits from improved trading liquidity to broader research analyst coverage.

Five, we expect the portfolio of the combined company to look a lot like standalone GCIC’s.

Six, we expect the combined company to have better access to the securitization market than either company on its own, giving the combined company a greater opportunity to optimize its debt capital.

Seven, we expect operational synergies from eliminating redundant expenses. And finally, GBDC’s fee structure is more favorable for GCIC stockholders than GCIC’s current post-liquidity event fee structure as GBDC’s income incentive fee has an 8% annualized hurdle rate.

In short, we believe the combined GBDC/GCIC company maintains all the elements that have made GCIC successful and gives it a number of additional advantages. We believe the increased scale of the combined company could deliver a number of benefits including incremental earnings power which supports the GBDC’s Board's announced intention to increase GBDC’s quarterly dividend to $0.33 per share after the closing of the merger, provided that GBDC’s Board reserves the right to revisit this intention if market conditions or GBDC’s prospects meaningfully change.

Where does the merger process stand today? GBDC and GCIC filed a preliminary joint proxy statement with the SEC on December 21, 2018 immediately prior to the government shutdown. Under normal circumstances, the SEC would conduct a full review of the proxy and provide initial comments 30 to 45 days after the filing of the preliminary proxy. Unfortunately, the SEC’s formal review of the proxy was deferred until the government reopened on January 25th.

At this point while our target remains to close the transaction during the first half of calendar 2019, we cannot provide more specific timing guidance at this time. The timing will depend in part on how long it will take the SEC to clear its backlog and whether or not there will be another government shutdown. Based on today’s news we think the risk of another government shutdown seems unlikely.

Forward-Looking Statements
This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GCIC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.